UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-9052

A. Full title of plan and the address of plan, if different from that of named issuer below:

**THE DAYTON POWER AND LIGHT COMPANY
SAVINGS PLAN FOR COLLECTIVE BARGAINING EMPLOYEES**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

**DPL INC.
1065 Woodman Drive
Dayton, Ohio 45432**

PricewaterhouseCoopers LLP
2080 Kettering Tower
Dayton OH 45423-2080
Telephone (937) 223 5185
Facsimile (937) 222 9227

Report of Independent Accountants

To the Participants and Administrator of
The Dayton Power and Light Company
Savings Plan for Collective Bargaining Employees

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Dayton Power and Light Company Savings Plan for Collective Bargaining Employees (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 25, 2002

The Dayton Power and Light Company
Savings Plan for Collective Bargaining Employees
Statement of Net Assets Available for Benefits

	At December 31, 2001	2000
ASSETS		
Investments at Fair Value:		
DPL Inc. Common Stock Fund *	$ 15,372,796	$ 19,533,886
Equity Index 500 Fund *	10,560,932	13,356,002
Equity Income Fund *	8,971,732	9,197,235
Prime Reserve Fund *	5,519,256	6,753,031
New Horizons Fund *	4,718,592	5,259,872
Blue Chip Growth Fund *	4,031,054	5,281,387
International Stock Fund	328,197	566,728
Spectrum Income Fund	294,350	333,668
Total Investments	49,796,909	60,281,809
Receivables:		
Accrued Participant Contributions	94,162	86,897
Net Assets Available for Benefits	$ 49,891,071	$ 60,368,706

* Investments that exceed 5% of Net Assets Available for Benefits.

The accompanying notes are an integral part of the financial statements.

The Dayton Power and Light Company
Savings Plan for Collective Bargaining Employees
Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2001	2000
Investment Income / (Loss):		
Net Appreciation / (Depreciation) in Fair Value of Investments	$ (7,611,533)	$ 5,592,924
Net Realized Gain / (Loss) on Investments	(1,014,879)	1,269,850
Interest/Dividends	1,556,295	3,141,555
Net Investment Income / (Loss)	(7,070,117)	10,004,329
Employee Contributions (Note 4)	3,080,551	4,416,391
Employer Contributions (Note 4)	86,782	242,285
	(3,902,784)	14,663,005
Benefits Paid to Participants	(6,280,631)	(6,873,586)
Transfers from the Plan (Note 4)	(294,220)	(640,441)
Net Increase / (Decrease)	(10,477,635)	7,148,978
Net Assets Available for Benefits:		
Beginning of year	60,368,706	53,219,728
End of year	$ 49,891,071	$60,368,706

The accompanying notes are an integral part of the financial statements.

The Dayton Power and Light Company
Savings Plan for Collective Bargaining Employees
Notes to Financial Statements
December 31, 2001 and 2000

Note 1 - Plan Description:

The Dayton Power and Light Company Savings Plan for Collective Bargaining Employees (the "Plan"), effective December 1, 1986, as amended, was established by the Board of Directors of The Dayton Power and Light Company (the "Company") to provide union employees of the Company with a 401(k) Plan. An eligible employee may execute a deferral agreement directing the Company to contribute to the Plan on behalf of the employee up to 15 percent (in whole percentages) of regular compensation. In addition, the Plan allows a participant to contribute up to 15 percent (in whole percentages) of any incentive compensation. Both salary deferral and incentive compensation contributions are subject to certain Internal Revenue Service ("IRS") limitations. The participant may also contribute up to 15 percent (whole percentage) from the annual lump sum payment. Also, participants may elect to direct a fixed Company-paid amount into the Plan. All employee and employer contributions to the Plan are 100% vested. The Company may match employee contributions made to the Plan on or after November 1, 1993, with shares of stock in the Company's parent, DPL Inc., held in the Employee Stock Ownership Plan ("ESOP") of DPL Inc., adopted on October 8, 1992. In general, participants are eligible for lump sum payments upon termination of their employment and the submission and subsequent approval of an application for benefits. Earlier distributions can occur for a Qualified Domestic Relations Order, death and disability. Otherwise, distribution must occur within 60 days after the plan year in which the later of one of the following events occur: 65th birthday, if already left the Company, 10th anniversary of participation if already left the Company or termination after age 65. Participants are allowed to take distributions during employment if older than 59 1/2 and/or for a hardship as defined in the plan documents.

Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Note 2 - Summary of Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Benefit payments are recorded when paid.

Investment Valuation

Investments are valued at fair value using quoted market prices.

Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to the changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Income Taxes

The Plan is exempt from federal income tax as a qualified employee benefit plan under Sections 401(a) and 501(a) of the Internal Revenue Code ("IRC"). The Plan received a determination letter from the IRS dated August 11, 1995 indicating the Plan is so qualified. See Note 7 – Subsequent Events regarding plan amendments and the request for an IRS determination.

Related Party Transactions

Certain Plan investment purchases and sales are shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the Trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. During the years ended December 31, 2001 and 2000, such purchases were $4,372,376 and $17,080,799, respectively, and such sales totaled $14,847,940 and $6,458,034, respectively.

Certain Plan investment purchases and sales are shares of DPL Inc. common stock (the DPL Inc. Common Stock Fund). During the years ended December 31, 2001 and 2000, purchases of DPL Inc. common stock were $3,270,298 and $2,477,242, respectively, and sales of DPL Inc. common stock totaled $1,899,321 and $4,218,282, respectively.

Note 3 - Priorities Upon Termination of the Plan:

Although the Company expects that the Plan will continue indefinitely, it reserves the right to discontinue or terminate the Plan at any time. If the Plan should be terminated, in whole or in part, participants will be entitled to withdraw the full value of their accounts, or to the extent allowed by law.

Note 4 - Contributions:

Employee contributions withheld by the Company are paid into the Plan as soon as administratively possible, but no later than 15 days after the related payroll deductions. At year end, contributions withheld by the Company but not yet paid into the Plan are recorded as receivables because the contributions are not credited to the individual investment funds until after year end. Employer contributions result from a benefit option where employees may elect to direct Company-paid amounts to the Plan or other benefit plans.

In 2001 and 2000, there were transfers of $294,220 and $640,441, respectively, between the Plan and the Employee Savings Plan for Non-Union Employees. These transfers reflect the movement of savings for employees who have changed union and non-union status.

Note 5 - Administrative Expenses:

The Plan is administered by the Company, without charge to the Plan, and trusteed by T. Rowe Price. The fees incurred in the administration of the Plan are paid by the Company and include the trustee's compensation, expenses, and any broker's fees incurred by the trust.

Note 6 - Benefits:

Benefit obligations to participants who have withdrawn from the plan were $253,892 and $555,294 at December 31, 2001 and 2000, respectively. These amounts are reflected as liabilities in the Plan's Form 5500.

Note 7 – Subsequent Events:

Effective January 1, 2002, the Plan was changed to comply with the Economic Growth and Tax Relief Reconciliation Act of 2001 and to convert the portion of the Plan invested in the DPL Inc. Common Stock Fund into an Employee Stock Ownership Plan. The Plan revisions also allow employees a choice between dividend reinvestment and dividend payment on their Employee Stock Ownership Plan account. An IRS determination that the portion of the Plan invested in the DPL Inc. Common Stock Fund is an Employee Stock Ownership Plan under the IRC was requested and is pending. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the IRC and continues to be tax-exempt as of December 31, 2001.

Schedule I

The Dayton Power and Light Company
Savings Plan for Collective Bargaining Employees
Schedule of Assets Held (at end of year)

Party-in Interest (a)	Identity of Issuer (b)	Description of Investment (c)	Current Value (e)
*	DPL Inc.	DPL Inc. Common Stock Fund	$15,372,796
*	T. Rowe Price Associates Inc.	Equity Index 500 Fund	10,560,932
*	T. Rowe Price Associates Inc.	Equity Income Fund	8,971,732
*	T. Rowe Price Associates Inc.	Prime Reserve Fund	5,519,256
*	T. Rowe Price Associates Inc.	New Horizons Fund	4,718,592
*	T. Rowe Price Associates Inc.	Blue Chip Growth Fund	4,031,054
*	T. Rowe Price Associates Inc.	International Stock Fund	328,197
*	T. Rowe Price Associates Inc.	Spectrum Income Fund	294,350
			$49,796,909

Note: Column (d) has been omitted, as it is not applicable.

This schedule includes those assets required to be reported under ERISA Section 2520.103-11 and Form 5500 Schedule H Item 4(i).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Operating Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

The Dayton Power and Light Company
Savings Plan for Collective
Bargaining Employees
(Name of Plan)

Date June 28, 2002

Elizabeth M. McCarthy
Group Vice President and Chief Financial Officer
The Dayton Power and Light Company

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 33-63105 and 33-63107) of DPL Inc. of our report dated June 25, 2002 relating to the financial statements of The Dayton Power and Light Company Savings Plan for Collective Bargaining Employees, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Dayton, Ohio
June 28, 2002